BY EDGAR AND BY OVERNIGHT MAIL

December 21, 2007

Jessica Livingston
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	Overture Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 3, 2007 File No. 333-146946

This letter is being submitted in response to the comments given by the Staff of the Division of Corporate Finance of the United States Securities and Exchange Commission (the ‘‘Commission’’) set forth in your letter dated December 11, 2007 to John F.W. Hunt, Chief Executive Officer of Overture Acquisition Corp. (the ‘‘Company’’), with respect to the above-referenced registration statement (the ‘‘Registration Statement’’). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Where indicated below, requested changes have been included in Amendment No. 2 to the Registration Statement, which is being filed simultaneously with the response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it.

Form S-1
Cover Page
Prior Comment 1

1.	We restate the comment, as the text on your cover page continues to appear in 7.5-point type, rather than the required 10-point leaded typeface. Please revise pursuant to Rule 421(d) of Regulation C.

We have amended the Registration Statement to reflect the Staff’s comments. Please see the prospectus cover page of Amendment No. 2 to the Registration Statement.

Summary
Shareholder redemption rights. . . . page 18
Prior comment 10

2.	We note the revised disclosure and cross-reference. However, the new text is not marked, as required. In your next amendment, file a redlined copy that clearly marks all new text including the revisions on pages 19-20.

We note the staff’s Comment and have filed a redlined copy of the Registration Statement to reflect the Staff’s comments.

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 2 to the Registration Statement; and (ii) four blacklined copies of Amendment No. 2 to the Registration Statement reflecting the changes made to Amendment No. 1 of the Registration Statement, including a blackline against the initial filing of the new text on page 20.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,
Bruce S. Mendelsohn

cc:        John F.W. Hunt